NEWS RELEASE

BIRCH MOUNTAIN ANNOUNCES AGREEMENT WITH MAJOR OIL SANDS OPERATOR AND FIRST DELIVERY OF REAGENT LIMESTONE

CALGARY, December 5, 2007 - Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD: TSX and AMEX) has signed a 2-year agreement with Albian Sands Energy Inc. (“Albian”) for sales of off-quarry limestone. Albian operates the Muskeg River Mine approximately 75 kilometres north of Ft. McMurray, Alberta and is a joint venture between Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Canada Corporation (20%).

The off-quarry limestone will be taken from limestone uncovered beneath the oil sands in the Muskeg River Mine, for use in mining operations as unprocessed road base and fill material. For Birch Mountain, this is a no-cost opportunity to increase overall market share.

Anticipated volumes are one-half to one million tonnes per year.

Joel Jarding, President and Chief Operating Officer of Birch Mountain states, “We are very pleased to have signed our second multi-year contract in six months with a major oil sands operator. These agreements provide a firm foundation to grow our business as we move into 2008.”

“I am also pleased to report that Birch Mountain has recently delivered its first order for reagent limestone. Although this order was relatively small, it is a positive development that confirms interest in our reagent products and the quality of our limestone,” says Joel.

Company Contact: Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.